

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2013

Via E-mail
David Power
Vice President, Market Strategy and Execution,
Corporate Treasury
RBC Covered Bond Guarantor Limited Partnership
Royal Bank of Canada
155 Wellington Street West
14th Floor
Toronto, Ontario
Canada M5V 3K7

Re: RBC Covered Bond Guarantor Limited Partnership
Form 10-K for Fiscal Year Ended October 31, 2012
Filed January 29, 2013
File No. 333-181552-01

Dear Mr. Power:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 15 – Exhibits and Financial Statement Schedules, page 3

Exhibit 31.1

1. We note that title to the certification refers to "Certification of Senior Officer in Charge of Securitization of the Depositor pursuant to Rule 15d-14(d)." In future filings, please revise the title to only state "Certifications" to confirm to the exact language of the title set forth in Item 601(b)(31)(ii) of Regulation S-K.

<u>Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria, page 5</u>

2.   It appears that RBC is filing one report on its assessment of compliance with applicable servicing criteria for the Covered Bonds as one party to the servicing function – although in two capacities – as Servicer and as Cash Manager. Please confirm. If that is correct, in future filings, please revise the discussion in the body of the Form 10-K, which states that the servicer and cash manager have "each been identified by the Sponsor as part<u>ies</u> participating in the servicing function with respect to the asset pool…," to conform.

<u>Exhibit A to Exhibit 33.1</u>

3.   We note your fn. 1 relating to a waiver of compliance with Item 1122(d)(2)(i). With a view to disclosure, please supplementally describe the waiver, including who provided the waiver, the scope of the waiver, and why it was provided or requested. We note your statement that the waiver was obtained on the basis that "any non-compliance was not material." Please also explain whether any non-compliance was found in the assessment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Lulu Cheng, Special Counsel, at (202) 551-3811, or me at (202) 551-3850, if you have any questions.

                                        Sincerely,

                                        /s/ Katherine Hsu

                                        Katherine Hsu
                                        Office Chief

cc: Jerry R. Marlatt